Exhibit 99.1

The following was included in an email to an internal Adobe distribution list on November 11, 2016:

Adobe [to buy] TubeMogul

Our darling digital marketing business [to buy] TubeMogul, a California-based video platform with over 650 global employees for $540M. This news, in the advertising tech bubble in which we work, could be called exciting. I really mean it too. The capabilities and reputation of TubeMogul open doors to customers from whom we’ve been isolated (see a positive AdExchanger article which includes a DSP dig from Gartner’s Marty Kihn - https://adexchanger.com/platforms/adobe-acquire-indie-video-dsp-tubemogul-540m/). It’s all about programmatic television and this acquisition is a big step in a driving a wedge against Google.

What you need to know:

•                  TubeMogul is a video DSP with a “single platform that enables brands and agencies to plan and buy video advertising across desktops, mobile, streaming devices and TVs.”

•                  The company is a publically traded and profitable, reporting $180.7 M in revenue in FY 15. Here is their Q3 earnings summary [https://t.co/btiB1cMvaK], reporting total revenue up 21% year over year to $56.1M.

•                  When the deal is formally processed in the first quarter of FY 17, we’ll know more about integration and organizational structures.

•                  In this morning’s AdExchanger article (the second on the acquisition), Kelly asked Justin the essential question, “Why did Adobe buy TubeMogul?” JM’s response: We love the management team and the product. Strategically, we saw more video fragmentation and the trend toward more addressability through programmatic television. Video is critical for us. This gives us a direct play in video advertising that helps us address emerging consumption [patterns with] customers. Read the entire article here: https://adexchanger.com/investment/adobe-aims-media-execution-tubemogul-acquisition/

•                  Also see Erin’s analyst coverage attached and check out some other “fast facts.” http://news.adobe.com/sites/adobe.newshq.businesswire.com/files/press_release/additional/Adobe_TubeMogul_FastFacts.pdf